September 9, 1998



VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Letter Amendment to Registration Statement No. 333-
          62901 on Form S-4 of Liberty Centre Bancorp, Inc.

Ladies and Gentlemen:

     Pursuant to Rule 473(a) under the Securities Act of 1933, as amended (the "Securities Act"), Liberty Centre Bancorp, Inc. (the
"Registrant") hereby amends Registration Statement No. 333-62901 on Form S-4 by adding the following language thereto:

          "The Registrant hereby amends this Registration Statement on such date or dates that may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine."

     Pursuant to Rule 478 under the Securities Act, the undersigned duly authorized officer hereby executes and delivers this letter amendment on behalf of the Registrant.

                              Sincerely,

                              LIBERTY CENTRE BANCORP, INC.



                              By   /s/ Judith I. Hoffman
                                   Executive Vice President
                                   and Chief Executive Officer